# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DILLARD'S, INC., CIK 0000028917
CUSIP: 254067101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1600 Cantrell Road, Little Rock, Arkansas (AR), 72201
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001714268-17-000005
Filed by CIK 0001714268

## Reporting persons
- W.D. Company, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: DILLARD'S, INC.
Address of issuer's principal executive offices: 1600 Cantrell Road, Little Rock, Arkansas 72201

## Item 2. Person Filing
Name of person filing: W.D. Company, Inc.
Address of principal business office or, if none, residence: 1600 Cantrell Road, Little Rock, AR 72201
Citizenship: Arkansas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- W.D. Company, Inc.: /s/ Phillip R. Watts, Phillip R. Watts (06/05/2026)